                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                  CALIPSO, INC.
                  ---------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           DELAWARE                                 88-0418749
-------------------------------                -------------------
(STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

 13525 MIDLAND ROAD, SUITE I, POWAY, CA          92064
----------------------------------------       ---------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)       (ZIP CODE)

      (619) 692-2518                                 (619) 486-0679
---------------------------                    ---------------------------
(ISSUER'S TELEPHONE NUMBER)                    (ISSUER'S FACSIMILE NUMBER)

          SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

           TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED               EACH CLASS IS TO BE REGISTERED

    --------------------------------        --------------------------------

    --------------------------------        --------------------------------



           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)

                                     PART 1

                                     ITEM 1

                           DESCRIPTION OF THE BUSINESS

GENERAL

Calipso, Inc. is filing this Form 10-SB on a voluntary basis in order to make Calipso's financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the National Association of Securities Dealers' (NASD), Over the Counter Electronic Bulletin Board. The Company anticipates filing an information statement with a sponsoring NASD Broker-Dealer for listing of its securities on the OTC Electronic Bulletin Board upon completion of the Company's comment period for this Form 10-SB filing.

BUSINESS DEVELOPMENT

Form And Year Of Organization

Calipso, Inc. was incorporated in Delaware on May 31, 1994 for the purpose of developing an Internet nature and biological information web site that would provide research text to educators. During 1996, the Company received its initial funding through the sale of common stock to investors. From inception until July 1999, the Company had no material operating activities. Management delayed implementation of the Company's business plan in order to complete contractual obligations for another business which Management controlled and owned. In July 1999, Management decided to expand its original Internet site concept to include currently available enhanced Internet features designed for a broader user base and seek necessary capital in order that they could begin developing the Company's Internet site business.

Any Bankruptcy, Receivership, Or Similar Proceeding

There have been no bankruptcy, receivership or similar proceedings.

Any Material Reclassification, Merger, Consolidation, Or Purchase Or Sale Of A Significant Amount Of Assets Not In The Ordinary Course Of Business

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

BUSINESS OF THE COMPANY

Principal Products Or Services And Their Markets

The Company intends to offer extensive educational nature and biological information on its interactive Internet Web site. This site will provide in-depth facts, scientific studies, and educational treatises about natural phenomena and biological life forms. Information on the Company's web site will feature easy to use an interface and links, full motion color videos, and sound in order to enhance the user's enjoyment of the Web site. Interactive features will allow users to participate in polls and chat rooms, and allow them to download text, video and graphics. The underlying strategy of this site will be to layer multiple pages of progressively more detailed information that will enable users to travel through and experience everything from a video presentation concerning a particular life form, to increasingly deeper levels of relevant scientific facts, studies, and current research. This will combine the entertaining presentation features of nature and biological information typically found on television documentaries such as those presented by the Discovery Channel, with the educational information found in research papers and textbooks. Each level of the web site will have interactive features and horizontally integrated pages and links to provide quicker search access and retain the user's attention with features such as videos and educational games at the entry or top levels and more detailed pictorial presentations and in-depth scientific information in the deeper levels. Vertically integrated pages and links will allow the user to bypass general knowledge features and move quickly to the individual's desired level of detail and scientific study. Throughout the Company's web site, interactive features will be utilized wherever feasible in order to enhance the user's visual experience and retain the user's attention.

The Company will design and maintain its web site in a magazine format around its niche presentation method of combining varied levels of nature and biological information with interactive features to maintain the user's attention. This format is designed to allow the Internet user to find nature information from world wide sources at one web site that ranges from casual introductory facts to in-depth data. As this is not currently available on the Internet at any one site, Internet users seeking this information must spend more time in multiple web site searches with no assurance that they will find what they are looking for, and when they do find web sites, no assurance that they will find the depth or breadth of nature and biological information they seek. In addition to the Company's own web site, the Company's staff will continuously search world-wide for Internet sites that fit its format in order to provide links that will reduce the user's search time and keep the user based at the Company's site. The Company's web site will provide features such as:

        Top quality videos, artwork, and text that is visually exciting and appealing

        Allow easy navigation from general interest information to in-depth scientific data

        Inclusion of interactive elements such as polls, chat rooms, downloadable graphics

        Current news pages updated on a daily basis

        Regular updates for other pages on an as needed basis

        In-depth research materials to include a full animal encyclopedia

        Proprietary software programs for incorporating other web site information directly into the Company's "host" site

Based upon Management's experience in the delivery of educational nature and biological information via electronic means, the size of the market is relatively small, but growing. It is composed of general consumers and educational institutions. Factors driving the growth in this market include increasing penetration of personal computers in homes, expanding distribution channels for educational based information such as documentaries, televised nature studies, and Internet information based sites, and increased awareness of the potential of multimedia presentations as effective educational tools. Management has witnessed and participated in the market migration from educational software product sales to Internet web site visits and information download delivery methods. School use of the Internet for research is being driven by growth in the penetration of computers into schools, upgrades of the existing base of computers to new multimedia computers, increases in the number of teachers trained to incorporate technology- based tools into their curriculum and increased government funding encouraging the use of computers and the Internet in instructional settings. Educational institutions are increasingly requiring students to use the Internet as part of their coursework research.

The Company has a two year business plan which proposes to utilize its founders' backgrounds to develop its web site from its current preliminary status into a mature site providing unique nature and biological life forms news and reference sources. The business plan requires the Company during months one through six to file a Form 10-SB registration statement with the SEC, secure a listing on the NASD's Over the Counter Electronic Bulletin Board, and raise capital of $2,000,000 through the sale of common stock in a private placement. During months seven through twelve of the business plan budget $511,000 for development of its web site to include $100,000 for content materials and licenses, $30,000 for one Webmaster programmer, $40,000 for two programmers, $17,000 for one scientific text writer, $12,000 for one artist, $25,000 for one marketing manager to handle advertising and sponsor revenues, $12,000 for one office staff assistant, $25,000 for purchase of computers and fixed assets, $200,000 for advertising, and $50,000 for rent and other operating expenses.

Distribution Methods Of Products Or Services

The Company plans to offer access to its home page and selected deeper level pages to its educational nature and biological information web site free of charge to Internet users. The Company's web site will provide daily updated nature and biological news along with pictures at its entry level pages. The use of updated news and numerous color photographs will be designed to capture the attention of Internet users interested in subjects such as nature, pets, and environmental concerns. The deeper levels of information will be designed for educators, students, researchers, and any other users interested in science based studies of nature and biological information. The Company intends to generate minor fees from individuals and educational institutions for allowing utilization of the web site's most intensive research and scientific pages. The Company intends to generate most of its revenues by charging fees to companies that place advertisements within its web site pages and charging commissions for sales of nature related products provided by other Internet businesses through its web site. The advertising and nature related products will be targeted to the web site's key categories of users:

        students - books, videos, music

        pet lovers - full range of pet care and nutrition related products naturalists - world-wide extreme travel expeditions to jungles, rain forests vacationers - tours, cruises, and lodging at nature related locations such as wildlife preserves, national parks, and zoos.

As an example of the planned depth of the Company's web site, a student might desire as much available information as possible about an endangered animal in South American. The Company's web site will temporarily load in pages from the "The World Conservation Monitoring Center" site and any new or existing sites listing more information about that endangered animal. The Company's site will provide in-depth information about the animal's habits, habitat, history, anatomy, wider eco-system relationship, research studies, and any available articles about causal factors of the threatened status and current proposed solutions. In addition, the student could view recommended travel, accommodations, and indigenous research contacts if the student planned to conduct on-location studies or research.

Status Of Any Publicly Announced New Product Or Service

The Company has no new product or service planned or announced to the public.

Competitive Business Conditions And The Small Business Issuer's Competitive Position In The Industry And Methods Of Competition

The size and financial strength of the Company's primary competitors, nationalgeographic.com, animal.discovery.com and natureco.com are substantially greater than those of the Company. In examining major competitors' web sites Management has concluded nationalgeographic.com is the most interactive and broad based of the three, but lacks in-depth information, animal.discovery.com is a part of the larger Discovery Channel web site which focuses primarily on its weekly television schedule without providing in-depth information on its site, natureco.com is basically an online store for the pet products sold through their retail stores. The information these sites offer is of a cursory nature with mostly pictures and a minor amount of text, lacks biological or technical data, and has no advanced in-depth articles or research material. However, the Company's competitors have longer operating histories, larger customer bases, and greater brand recognition than the Company. Management is not aware of any significant barriers to the Company's entry into the educational nature and biological information market, however, the Company at this time has no market share of this market.

Sources And Availability Of Raw Materials And The Names Of Principal Suppliers

Management will create the core information content used at the Company's web site. Management will rely on their experience and knowledge in creating educational nature and biological CD-ROMS for sale to computer manufacturers and educational institutions, and in creating and managing a web site, remedia.com, that is focused on their CD-ROM library. The Company will follow its business plan by hiring new employees to internally create and expand the content of its new web site, utilize linking software to incorporate other web sites' free information directly into the Company's "host" site, and contract for licensed content from other web sites whenever needed. The Company's business plan includes a budget of $100,000 per year for licensing fees, which Management believes is adequate for its needs. While the Company has no current licensing contracts with Internet content providers, Management is familiar with these Internet content providers such as the San Diego Zoo and photographic agencies such as Earthviews. The Company will enter into licensing agreements with Internet content providers per its business plan after raising capital during the first six months of its plan.

Dependence On One Or A Few Major Customers

The Company intends to offer access to its web site home page and selected other deeper content level pages free of charge to Internet users. In the Company's business plan, in-depth information contained in deeper page levels of the site will be designed to be fee-based with minor fees charged to interested individuals and educational institutions. The Company intends to generate most of its revenues by charging fees to companies that place advertisements within its web site pages and charging commissions for sales of nature related products provided by other Internet businesses through its web site. These advertisers and sponsors will be broad based and the Company will not depend on any one or a few major customers.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements Or Labor Contracts, Including Duration

The Company owns its Internet domain name, has applied for U.S. trademark protection, and has setup a preliminary web site - universeofnature.com. The Company will license web site content information as needed per its business plan, but has no current licensing arrangements and has not commenced licensing negotiations with any entity. The Company has no current plans for any additional registrations such as patents, other trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. The Company will assess the need for any additional copyright, trademark or patent applications on an ongoing basis as new intellectual property is created for our website.

Need For Government Approval Of Principal Products Or Services

The Company is not required to apply for or have any government approval for its products or services.

Effect Of Existing Or Probable Governmental Regulations On The Business

The Company is not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services. The Company does not provide customer information to third parties and, therefore, does not anticipate any current or proposed legislation relating to online privacy to directly affect its activities to a material extent.

The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for the Company's products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

Estimate Of The Amount Spent During Each Of The Last Two Fiscal Years On Research And Development Activities, And If Applicable The Extent To Which The Cost Of Such Activities Are Borne Directly By Customers

The Company has not expended funds for research and development costs since inception.

Costs And Effects Of Compliance With Environmental Laws

The Company has not expended any funds for compliance with environmental laws and does not anticipate its business plan will encompass any such compliance requirements.

Number Of Total Employees And Number of Full Time Employees

The Company's only current employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company raises capital per its business plan. The Company's business plan calls for hiring seven new employees during the next twelve months.

Reports To Security Holders

The Company's bylaws do not require the Company to deliver an annual report to its shareholders and the Company has no present plans to provide an annual report to its shareholders. As stated at the beginning of this filing on page 2, the Company is voluntarily filing this Form 10-SB in order to make its financial information equally available to any interested parties or investors. The Company will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company anticipates it will become subject to disclosure filing requirements effective sixty days after the date the Securities and Exchange Commission accepts its original Form 10-SB filing, and, after that date, will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Company will be required to file Form 8 and other proxy and information statements from time to time as required.

The public may read and copy any materials the Company files with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with SEC.

Risks

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

Despite Management's belief that the Company can effectively compete because of its emphasis on its Internet niche presentation method of combining varied levels of nature and biological information with interactive features to maintain the user's attention, the Company's ability to succeed will depend upon a number of factors, including its ability to secure funding through a private placement, assemble a large amount of text and visual data needed for resource viewing and research, enhance its web site quickly enough to encourage users to increase time spent at the site, and convince advertisers to sponsor and maintain ongoing funding of the site.

The Company's long-term viability is substantially dependent upon the widespread acceptance and use of the Internet as a medium of learning and education. The use of the Internet for in-depth research and educational purposes is in a development stage, and there can be no assurance that a sufficiently large number of users will begin to use the Internet as a medium of learning and education. Demand and market acceptance for the Company's proposed in-depth educational nature and biological information over the Internet are subject to a high level of uncertainty and there exists few proven electronic similar business models. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for learning and education. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of subscribing to online educational content. The failure to resolve critical issues concerning the educational use of the Internet, the failure of the necessary infrastructure to develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a viable medium of learning and education would have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

The Company's performance and future operating results are substantially dependent on the continued service and performance of its current Management. The Company intends to hire a relatively small number of additional technical and marketing personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its essential employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of the Company's current Management or other key employees or the inability to attract and retain the necessary technical, and marketing personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows.

The current officers, Mr. Ransom and Mrs. Ransom, are the sole officers and directors of the company and have control in directing the activities of the company. They are involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific business opportunity becomes available, the officers and directors of the company may face a conflict of interest. The Company has not formulated a plan to resolve any conflicts that may arise. While the Company and its sole officers and directors have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, they have verbally agreed to limit their roles in all other business activities to roles of passive investors and devote full time services to the Company after the Company raises capital of $2,000,000 through the sale of securities through a private placement and is able to provide officers' salaries per its business plan.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Investors in the Company should be particularly aware of the inherent risks associated with the Company's planned Internet business. These risks include a lack of a proven market for the Company's web site, lack of equity funding, and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: acquisition of another product or technology, or a merger or acquisition of another business entity that has revenue and/or long-term growth potential. However, there are no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.

Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has confirmation from third party suppliers that its proposed software is certified Year 2000 compatible for all of its computing requirements. In addition, proposed suppliers of office equipment for the Company's business plan have confirmed that embedded technology systems such as micro processors in telephone systems and other non-computer devices that have been or will be purchased per the Company's business plan are already Year 2000 compatible. While the Company has made what it believes to be adequate inquiries of its software suppliers as to Year 2000 compliance, there can be no guarantee that the software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have minor or material adverse effects on the Company's results of operations. In a most likely worst case scenario of moderate software problems, the Company may experience minor adverse cash flow effects based upon a moderate length of time needed to correct software problems. Due to Management's knowledge and experience with software, the Company's contingency plan in a most likely worst case scenario would be to modify and correct its own software and rely upon other software suppliers such as Microsoft to provide software corrections via Internet and telephone support systems.

                                     ITEM 2
                                PLAN OF OPERATION

The Company's current cash balance is $8,080. Management believes the current cash balance is sufficient to fund the current minimum level of operations through March 2000, however, in order to advance the Company's business plan the Company must raise capital through the sale of equity securities. To date, the Company has sold $8,600 in equity securities and used approximately $401 for licenses and fees, and $119 for office supplies and postage. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

The Company's two year business plan encompasses the following steps to implement its Internet service business plan: raise capital of $2,000,000 through the sale of equity securities via a private placement during months one through six, during months seven through twelve budget $511,000 for development of its web site to include $100,000 for content materials and licenses, $30,000 for one Webmaster programmer, $40,000 for two programmers, $17,000 for one scientific text writer, $12,000 for one artist, $25,000 for one marketing manager to handle advertising and sponsor revenues, $12,000 for one office staff assistant, $25,000 for purchase of computers and fixed assets, $200,000 for advertising, and $50,000 for rent and other operating expenses.

Management has made initial progress in implementing its business plan by registering its Internet domain name on the Internet, applying for U.S. trademark protection, and setting up a preliminary web site - universeofnature.com. The Company will only be able to continue to advance its business plan after it receives capital funding through the sale of equity securities. After raising capital, Management intends to hire employees, rent commercial space in San Diego, purchase furniture and equipment, and begin development of its web site operations. The Company intends to use its equity capital to fund the Company's business plan during the next twelve months as cash flow from sales is not estimated to begin until year two of its business plan. The Company will face considerable risk in each of its business plan steps, such as difficulty of hiring competent personnel within its budget, longer than anticipated web site programming, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. The Company plans to purchase approximately $125,000 in furniture, computers, software, Internet content materials and related licenses during the next twelve months from proceeds of its equity security sales. The Company's business plan provides for an increase of seven employees during the next twelve months.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 13525 Midland Road, Suite I, Poway, CA 92064. The principal executive office and telephone number are provided by an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes. Management considers the Company's current principal office space arrangement adequate until such time as the Company achieves its business plan goal of raising capital of $2,000,000 and then begins hiring new employees per its business plan.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - July 31, 1999:

Title Of       Name &                                Amount &              Percent
Class          Address                               Nature of owner       Owned
-------        -------                               ---------------       -------
Common         Robert Ransom                         1,800,000(a)             9%
               13525 Midland Road, Suite H
               Poway, CA 92064

Common         Anne Ransom                           1,800,000(b)             9%
               13525 Midland Road, Suite H
               Poway, CA 92064

Total Shares Owned by Officers & Directors

As a Group                                           3,600,000               18%

(a) Mr. Ransom received for administrative services 25,000 shares of the Company's common stock on July 14, 1994, an additional 25,000 shares were issued to him for services related to the Company's business plan and web site set up on July 6, 1998. 1,750,000 shares of the Company's common stock were issued to him per a 36:1 stock split on June 8, 1999.

(b) Ms. Ransom received for administrative services 25,000 shares of the Company's common stock on July 14, 1994, an additional 25,000 shares were issued to her for services related to the Company's business plan on July 6, 1998. 1,750,000 shares of the Company's common stock were issued to her per a 36:1 stock split on June 8, 1999.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose one year terms will expire 6/30/00, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                Age     Position       Date First Elected    Term Expires
--------------                ---     --------       ------------------    ------------
Robert Ransom                 50      President,     7/14/94               6/30/00
13525 Midland Road                    Secretary,
Suite I                               Director
Poway, CA 92064

Anne Ransom                   48      Treasurer,     7/14/94               6/30/00
13525 Midland Road                    Director
Suite I
Poway, CA 92064

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Resumes

Robert Ransom, PhD., President Secretary & Director

1994 - Current  President and one half owner of REMedia, Inc. Publisher of fifteen interactive nature and biological CD-ROM titles sold to computer manufacturers, grade schools, and high schools throughout the United States. Titles include Butterflies of the World, Whales and Dolphins, The

                Rainforest, Animals In Danger, Soundscapes, etc. Responsible for product development, software development, marketing, and content review.

1974 Doctorate in computer applications of biology, University of Edinburgh, Scotland

1970            BSc in biology, University of Aston, England


Anne Ransom, Treasurer & Director

1994 - Current  Secretary, Treasurer, and one half owner of REMedia, Inc.
                Responsible for photography and video content, text writing, research, office management, personnel management of programmers and other staff - one to four employees, and accounting duties.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                           SUMMARY COMPENSATION TABLE

                                       Other
Name &                                 annual      Restricted                LTIP       All other
principle              Salary  Bonus   compen-     stock         Options     Payouts    compen-
position       Year      ($)    ($)   sation($)    awards($)     SARs        ($)        sation($)
------------------------------------------------------------------------------------------------
R Ransom       1996      -0-    -0-      -0-          -0-          -0-       -0-           -0-
President      1997      -0-    -0-      -0-          -0-          -0-       -0-           -0-
               1998      -0-    -0-      -0-        2,500          -0-       -0-           -0-

A Ransom       1996      -0-    -0-      -0-          -0-          -0-       -0            -0-
Director       1997      -0-    -0-      -0-          -0-          -0-       -0-           -0-
               1998      -0-    -0-      -0-        2,500          -0-       -0-           -0-


There are no current employment agreements between the Company and its executive officers.

The Board agreed to pay Mr. Ransom for administrative services 25,000 shares of the Company's common stock on July 14, 1994, and pay an additional 25,000 shares to him for services related to the Company's business plan and web site set up on July 6, 1998. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On June 8, 1999, 1,750,000 shares of the Company's common stock were issued to him per a 36:1 stock split.

The Board agreed to pay Ms. Ransom for administrative services 25,000 shares of the Company's common stock on July 14, 1994, and pay an additional 25,000 shares to her for services related to the Company's business plan on July 6, 1998. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On June 8, 1999, 1,750,000 shares of the Company's common stock were issued to her per a 36:1 stock split.

The terms of these stock issuances were as fair to the Company, in the Board's opinion, as could have been made with an unaffiliated third party.

The officers currently devote an immaterial amount of time to manage the affairs of the Company. The Directors and Principal Officers have agreed to work with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $15,000 at each month end. When positive cash flow reaches $15,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will that benefits the Company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principal executive office and telephone number are provided by Mr. Ransom, an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding

Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(I) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of July 31, 1999, the Company had 78 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On July 14, 1994, the shareholders authorized the issuance of 25,000 shares of common stock for services to each of the officers and directors of the Company for a total of 50,000 Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately March 1, 1996 until March 31, 1996, the Company offered and sold 86,000 shares at $0.10 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent and that each investor was either "accredited", or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

On July 6, 1998, the shareholders authorized the issuance of 25,000 shares of common stock for services to each of the officers and directors of the Company for a total of 50,000 Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

Under the Securities Act of 1933 , all sales of an issuers's securities or by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resales of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliates holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

On June 8, 1999, the Board of Directors authorized a forward stock split of 36:1 resulting in a total of 6,696,000 shares of common stock issued and outstanding.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company for the years ended March 31, 1998 and 1999, and the period ended July 31, 1999 and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                  CALIPSO, INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                  JULY 31, 1999
                                 MARCH 31, 1999
                                 MARCH 31, 1998

                                TABLE OF CONTENTS

                                                                      PAGE #
                                                                      ------
INDEPENDENT AUDITORS REPORT                                             F-1

ASSETS                                                                  F-2

LIABILITIES AND STOCKHOLDERS' EQUITY                                    F-3

STATEMENT OF OPERATIONS                                                 F-4

STATEMENT OF STOCKHOLDERS' EQUITY                                       F-5

STATEMENT OF CASH FLOWS                                                 F-6

NOTES TO FINANCIAL STATEMENTS                                        F-7 to F-12

                      [BARRY L. FRIEDMAN, P.C. LETTERHEAD]

                        INDEPENDENT AUDITORS' REPORT

Board of Directors                                               August 23, 1999
Calipso, Inc.
San Diego, California

        I have audited the accompanying Balance Sheets of Calipso, Inc. (A Development Stage Company), as of July 31, 1999, March 31, 1999, and March 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period April 1, 1999, to July 31, 1999, and the two years ended March 31, 1999, and March 31, 1998 and the period May 31, 1994 (inception), to July 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Calipso, Inc. (A Development Stage Company), as of July 31, 1999, March 31, 1999, and March 31, 1998, and the results of its operations and cash flows for the period April 1, 1999, to July 31, 1999, and the two years ended March 31, 1999, and March 31, 1998 and the period May 31, 1994 (inception), to July 31, 1999, in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ BARRY L. FRIEDMAN
-------------------------------
Barry L. Friedman
Certified Public Accountant

                                 CALIPSO, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                                     ASSETS

                               JULY 31,      MARCH 31,     MARCH 31,
                                 1999          1999          1998
                               --------      ---------     ---------
CURRENT ASSETS

    CASH                        $8,080        $8,574         $8,600
                                ------        ------         ------

    TOTAL CURRENT ASSETS        $8,080        $8,574         $8,600
                                ------        ------         ------

OTHER ASSETS                    $    0        $    0         $    0
                                ------        ------         ------

    TOTAL OTHER ASSETS          $    0        $    0         $    0
                                ------        ------         ------

TOTAL ASSETS                    $8,080        $8,574         $8,600
                                ------        ------         ------


                 See accompanying notes to financial statements

                                  CALIPSO, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                       JULY 31,      MARCH 31,     MARCH 31,
                                         1999          1999          1998
                                       --------      ---------     ---------
CURRENT LIABILITIES:                    $     0       $     0       $     0
                                        -------       -------       -------

    TOTAL CURRENT LIABILITIES:          $     0       $     0       $     0
                                        -------       -------       -------

STOCKHOLDERS' EQUITY: (Note #4)

    Common stock
    Par value $0.00001
    Authorized 20,000,000 shares
    Issued and outstanding at

    March 31, 1998 -
    186,000 shares:                                                 $     2

    March 31, 1999 -
    186,000 shares:
                                                      $   186

    Common stock
    Par value $0.001
    Authorized 20,000,000 shares
    Issued and outstanding at

    July 31, 1999 -
    6,696,000 shares:                   $ 6,696

    Additional Paid-In Capital          +11,904       +18,416       +13,598

    Deficit accumulated during
    Development stage:                  -10,520       -10,026        -5,000

TOTAL STOCKHOLDERS' EQUITY:             $ 8,080       $ 8,574       $ 8,600
                                        -------       -------       -------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY:                   $ 8,080       $ 8,574       $ 8,600
                                        -------       -------       -------


                 See accompanying notes to financial statements

                                  CALIPSO, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                                April 1,          Year              Year            May 31,1994
                                1999 to           Ended             Ended           (Inception)
                                July 31,         Mar. 31,          Mar. 31,         to July 31,
                                  1999             1999              1998              1999
                               ----------        ----------        ----------       -----------
INCOME:

Revenue                        $        0        $        0        $        0        $        0
                               ----------        ----------        ----------        ----------


EXPENSES:

General, Selling and
Administrative:                $      494        $    5,026        $        0        $   10,520
                               ----------        ----------        ----------        ----------

        TOTAL EXPENSES:        $      494        $    5,026        $        0        $   10,520
                               ----------        ----------        ----------        ----------

NET PROFIT/LOSS (-):           $     -494        $   -5,026        $        0        $  -10,520
                               ----------        ----------        ----------        ----------

Net Profit/Loss(-)
per weighted share
(Note 1):                      $   -.0001        $    -.027        $      NIL        $   -.0001
                               ----------        ----------        ----------        ----------

Weighted average
Number of common
shares outstanding:             6,696,000           186,000           136,000         6,696,000
                               ----------        ----------        ----------        ----------



                 See accompanying notes to financial statements

                                  CALIPSO, INC.
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                             Additional       Accumu-
                            Common           Stock            paid-in          lated
                            Shares           Amount           Capital         Deficit
                           ---------        ---------        ----------       --------
Balance,
March 31, 1997               136,000        $       2        $  13,598         $-5,000

Net loss year ended
March 31, 1998                                                                       0
                           ---------        ---------        ---------        --------

Balance,
March 31, 1998               136,000        $       2        $  13,598         $-5,000

July 6, 1998
Issued for services           50,000                1            4,999

December 9, 1998
Changed par value
From $.00001 to
$.001                                            +183             -183

Net loss year ended
March 31, 1999                                                                  -5,026
                           ---------        ---------        ---------        --------
Balance,
March 31, 1999               186,000        $     186        $  18,414        $-10,026

June 8, 1999
Forward stock split
36:1                       6,510,000           +6,510           -6,510


Net Loss April 1,
1999, to
July 31, 1999                                                                     -494
                           ---------        ---------        ---------        --------
Balance,
July 31, 1999              6,696,000        $   6,696         $+11,904        $-10,520
                           ---------        ---------        ---------        --------



                 See accompanying notes to financial statements

                                  CALIPSO, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                 April 1,        Year         Year         May 31,1994
                                 1999, to        Ended        Ended        (Inception)
                                 July 31,       Mar. 31,     Mar. 31,      to July 31,
                                   1999          1999          1998          1999
                                 --------       --------     --------     ------------
CASH FLOWS FROM
OPERATING ACTIVITIES

    Net Loss                       $-494        $-5,026       $    0       $-10,520

    Adjustment to
    Reconcile net loss
    To net cash provided
    by operating
    Activities:
    Issue Common Stock
    For Services                       0        +5,000             0        +10,000

Changes in assets and
Liabilities:                           0             0             0             0
                                  ------        ------        ------       -------

NET CASH USED IN
OPERATING ACTIVITIES:             $ -494        $  -26        $    0       $  -520

CASH FLOWS FROM
INVESTING ACTIVITIES:                  0             0             0             0

CASH FLOWS FROM
FINANCING ACTIVITIES:

    Issuance of Common
    Stock for Cash                     0             0             0        +8,600
                                  ------        ------        ------       -------

Net Increase (decrease)           $ -494        $  -26        $    0       $ 8,080

Cash, Beginning of period:         8,574         8,600         8,600             0
                                  ------        ------        ------       -------

Cash, End of Period:              $8,080        $8,574        $8,600       $ 8,080
                                  ------        ------        ------       -------



                 See accompanying notes to financial statements

                                  CALIPSO, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                JULY 31, 1999, MARCH 31, 1999, and MARCH 31, 1998

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

        The Company was organized MAY 31, 1994, under the laws of the State of Delaware as CALIPSO, INC. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Accounting Method

                The Company records income and expenses on the accrual method.

        Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and equivalents

                The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of July 31, 1999.

                                  CALIPSO, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                JULY 31, 1999, MARCH 31, 1999, and MARCH 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Income Taxes

                Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

        Loss Per Share

                Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of July 31, 1999, the Company had no dilative common stock equivalents such as stock options.

        Year End

                The Company has selected March 31st as its fiscal year-end.

        Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

                The company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

                                  CALIPSO, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                JULY 31, 1999, MARCH 31, 1999, and MARCH 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Comprehensive Income

                In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130") "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on the Company's equity section of the statement of financial position as the Company had no items of other comprehensive income in any period presented and anticipates no other comprehensive income in the foreseeable future.

        Accounting for Derivative Instruments and Hedging Activities

                In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133") "Accounting for Derivative Instruments and Hedging Activities" which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 13, 2001. The Company does not anticipate that the adoption of the statement will have any significant impact on its financial statements as it has no current or planned derivative instruments or hedging activities.

        Reporting on Costs of Start-Up Activities

                In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expenses as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as

                                  CALIPSO, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                JULY 31, 1999, MARCH 31, 1999, and MARCH 31, 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                the cumulative effect of a change in accounting principle. The Company does not anticipate that the adoption of this statement will have a material effect on its financial statements.

        Year 2000 Disclosure

                Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

                The company's potential software suppliers have verified that they will provide only certified "Year 2000" compatible software for all of the company's computing requirements. Because the company's products and services are sold to the general public with no major customers, the company believes that the "Year 2000" issue will not pose significant operational problems and will not materially affect future financial results.

NOTE 3 - INCOME TAXES

        There is no provision for income taxes for the period ended July 31, 1999, due to the net loss and no state income tax in Delaware, the state of the Company's domicile and operations. The Company's total deferred tax asset as of March 31, 1999 is as follows:

                Net operation loss carry forward                     $28
                Valuation allowance                                  $28

                Net deferred tax asset                               $ 0


        The federal net operating loss carry forward will expire in various amounts from 2014 to 2019.

                                  CALIPSO, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                JULY 31, 1999, MARCH 31, 1999, and MARCH 31, 1998

NOTE 4 - STOCKHOLDERS' EQUITY

        Common Stock

        The authorized common stock of the corporation consists of 20,000,000 shares with a par value $.001 per share.

        Preferred Stock

        Calipso, Inc. has no preferred stock.

        On June 14, 1994, the Company issued 50,000 shares of its $0.00001 par value common stock for services of $5,000 to its two directors, 25,000 shares each.

        On March 31, 1996, the Company issued 86,000 shares of its $0.00001 par value common stock for cash of $8,600.

        On July 6, 1998, the Company issued 50,000 shares of its $0.00001 par value common stock for services of $5,000 to its two directors, 25,000 shares to each.

        On December 9, 1998, the State of Delaware approved the Company's restated Articles of Incorporation, which changed the par value from $0.00001 to $0.001.

        On June 8, 1999, the Company approved a forward stock split on the basis of 36:1, thus increasing the common stock from 186,000 shares to 6,696,000 shares.

                                  CALIPSO, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                JULY 31, 1999, MARCH 31, 1999, and MARCH 31, 1998

NOTE 5 - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6 - RELATED PARTY TRANSACTIONS

        The Company neither owns nor leases any real or personal property. An officer of the corporation provides the use of telephone, facsimile, and mailing address without charge. Such costs are immaterial to the financial statements as the office facilities are used by the officer for other business purposes and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in additional business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

        There are no warrants or options outstanding to acquire any additional share of common stock.

                                    PART III
                                    EXHIBITS

Exhibit 2      Plan of acquisition, reorganization or liquidation          None
Exhibit 3(i)   Articles of Incorporation                                   Included
Exhibit 3(ii)  Bylaws                                                      Included
Exhibit 4      Instruments defining the rights of holders                  None
Exhibit 9      Voting Trust Agreement                                      None
Exhibit 10     Trademark Application                                       Included
Exhibit 11     Statement re: computation of per share earnings             See Financial Stmts.
Exhibit 16     Letter on change of certifying accountant                   None
Exhibit 21     Subsidiaries of the registrant                              None
Exhibit 23     Consent of experts and counsel                              Included
Exhibit 24     Power of Attorney                                           None
Exhibit 27     Financial Data Schedule                                     Included


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Calipso, Inc.

Date 11/23/99                           By /s/ ROBERT RANSOM
    ------------------------              --------------------------------------
                                          Robert Ransom, President, Sec. &
                                          Director

Date 11/23/99                           By /s/ ANNE RANSOM
    ------------------------              --------------------------------------
                                          Anne Ransom, Treasurer & Director